FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2009
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Gold Fields Limited
(Reg. No. 1968/004880/06)
(Incorporated in the Republic of South Africa)
(“Gold Fields” or “the Company”)
JSE, NYSE, DIFX Share Code: GFI
ISIN Code: ZAE000018123

DEALING IN SECURITIES BY DIRECTORS

In compliance with paragraph 3.63 of the Listings Requirements of
JSE Limited ("the Listings Requirements") we hereby advise that
Messrs DMJ Ncube and CI von Christierson, non-executive directors of Gold Fields Limited, have sold their shares (Performance
Vesting Restricted Shares (“PVRS”)) which were awarded to them in terms of The Gold Fields Limited 2005 non-executive Share Plan.

Details of the transactions are set out below:

Mr DMJ Ncube
Mr CI von Christierson
Nature of
transaction
On market sale of
shares
On market sale of
shares
Transaction Date 07 June 2010 15 June 2010
Number of Shares 800 1,900
Class of Security Ordinary shares Ordinary shares
Price per Share R106.10 R104.00
Total Value R84,880.00 R197,600.00
Vesting Period
The award vests on
the third anniversary
following the grant
date
The award vests on the
third anniversary
following the grant
date
Nature of interest
Direct and Beneficial                          Direct and Beneficial

In terms of paragraph 3.66 of the Listings requirements clearance for Messrs DMJ Ncube and CI von Christierson to deal in the above securities has been obtained.

17 June 2010
Sponsor:
JP Morgan Equities Limited

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 17 June 2009

GOLD FIELDS LIMITED
By:

Name:  Mr W J Jacobsz
Title:    Senior Vice President: Investor
            Relations and Corporate Affairs